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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 6)*

              First Union Real Estate Equity and Mortgage Investments
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    337400-10-5
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 November 7, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 337400-10-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     BK,WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,690,500
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,690,500
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,690,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 337400-10-5

This Amendment No. 6 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting (1) events relating to litigation commenced by First Union Real Estate Equity and Mortgage Investments ("First Union"), and
(2) litigation commenced by Richard M. Osborne, sole managing member of the Fund ("RMO"), and the Fund.

Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     As previously reported, on February 3, 1995, First Union commenced an action (the "First Union Action") in the U.S. District Court for the Northern District of Ohio, Eastern Division, against RMO, the Fund, The Wolstein Group, Inc., Bert Wolstein, Scott Wolstein, Heritage Capital Corporation, Developers Diversified Realty Corporation, 2000 OCC Corp., 1600 CNB Corp., Mark P. Escaja, Gerald E. Wedren and Craig Capital Co. (No. 1:95CV0274).

     On November 1, 1995, the Fund and RMO commenced suit in Common Pleas Court of Cuyahoga County, Ohio against First Union and its trustees (No.: 297673). The Fund and RMO are seeking (1) an award of damages from First Union to them exceeding $750,000 in compensatory damages and punitive damages in the amount of $2 million for the abuse of process in proceeding with the First Union Action after the inaccuracy of its allegations were apparent, (2) an award of damages from First Union to them exceeding $200,000 in compensatory damages and punitive damages in the amount of $600,000 for asserting claims under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (3) an award of damages to First Union of compensatory damages exceeding $1.4 million and punitive damages in the amount of $4 million, jointly and severally from each of the individual trustees of First Union, plus interest and an award of costs and attorneys fees arising from the violation by the trustees of their fiduciary duty to First Union and its shareholders. This lawsuit restates in state court certain counterclaims previously filed by the Fund and RMO in the First Union Action, but dismissed without prejudice in the federal court First Union Action. The dismissal without prejudice permitted the refiling in state court. The complaint of RMO and the Fund is attached hereto as Exhibit 7.16, which Exhibit is hereby incorporated by reference.

     On November 7, 1995, the court in the First Union Action dismissed all remaining counts against The Wolstein Group, Inc., Bert Wolstein,
Scott Wolstein, Heritage Capital Corporation, and Developers Diversified Realty
Corporation.   The case proceeds to trial on (1) the following counts of First
Union against RMO and the Fund: (i) the alleged violation of Section 13(d) of the Exchange Act; (ii) the alleged violation of Section 14(d) of the Exchange Act; (iii) the alleged violations of Section 14(e) of the Exchange Act; (iv) the alleged violation of First Union's Declaration of Trust; (v) the alleged intentional and malicious disparagement and interference with business relationships and opportunities; and (vi) the alleged violation of First Union's by-laws; and (2) the following counterclaims by RMO and the Fund against First Union: (i) the alleged violation of Section 14(a) of the Exchange Act; and (ii) alleged defamation. As previously reported, RMO and the Fund
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CUSIP No. 337400-10-5

vehemently deny all charges made by First Union and intend to contest the charges vigorously. The only other remaining count in the First Union Action is a claim by First Union against Mr. Escaja for the alleged violation of
Section 14(e) of the Exchange Act.

          Due to the illness of RMO, the court in the First Union Action has now set the trial date for January 3, 1996, on which date RMO is expected to be available.


Item 7.   Material to be Filed as Exhibits.
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
     Exhibit 7.16  --  Complaint filed November 1, 1995
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CUSIP No. 337400-10-5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   TURKEY VULTURE FUND XIII, LTD.



Dated: November 14, 1995           /s/ Richard M. Osborne
                                   ----------------------
                                   Richard M. Osborne
                                   Managing Member























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                                   EXHIBIT INDEX

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
     Exhibit 7.16        --        Complaint filed November 1, 1995 by RMO and
                                   the Fund
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